PMU News Release #06-22
TSX, AMEX Symbol PMU

November 15, 2006

NEW GOLD ZONE DISCOVERED AT EL DORADO GOLD PROJECT

Exploration drilling at Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) El Dorado gold project in El Salvador continues to pay off with the discovery of new gold mineralization in and around the core Minita – South Minita area. On the heels of the Los Jobos vein discovery and Deep Minita zone announced in September (see news release # 06-17 dated September 11, 2006) Pacific Rim has discovered a third new gold mineralized zone in the Balsamo vein further highlighting the potential for a district sized epithermal gold system at El Dorado.

Highlights from the latest drill assay results include 47.4 g/t gold over 1.5 m in the Los Jobos vein and 11.6 g/t gold over 4.3 m, including 36.4 g/t gold over 1.0 m in the Balsamo vein.

The Los Jobos vein is a N-NE striking vein that splays off the main Minita structure. The newly discovered Los Jobos gold zone is roughly 800 meters north of the Minita gold deposit. As defined to date by high grade gold in both surface samples and drill core, the Los Jobos mineralized zone has been traced over a strike length of roughly 250 meters and remains open for further expansion. The Balsamo vein runs parallel to the main Minita structure and is roughly 500 metres east of the South Minita gold deposit.

The Los Jobos, Balsamo and Deep Minita zones offer the potential to expand the El Dorado resource, which currently stands at 1.2 million gold equivalent ounces in the measured and indicated category, of which 535,000 ounces in the Minita deposit are in the proven and probable reserve category. Furthermore, the new zones are near enough to the core Minita-South Minita area to be accessible to the proposed underground operation being contemplated in the ongoing El Dorado feasibility study. Readers are directed to the Company’s website www.pacrim-mining.com and SEDAR filings www.sedar.com for details of the El Dorado resource and reserve calculations, and complete National Instrument 43-101 disclosure).

“Our long-held expectations for the El Dorado project are proving to be well-founded,” states Tom Shrake, President & CEO. “The El Dorado epithermal district is very large, with high grade gold in veins at surface and below ground spanning an area roughly 13 km by 4 km. In the portion of this area we have drill tested so far we have built a sizable resource and reserve and are now making new discoveries that have the potential to add ounces. Many high quality targets remain to be drilled and we are very excited to continue on this path of discovery at El Dorado.”

Latest El Dorado Project Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P06-469	Minita	301760 / 533966	092 / 59	248.35	249.40	1.05	1.00	6.96	41
				252.15	252.85	0.70	0.40	22.87	169
				256.70	257.15	0.45	0.25	11.92	30
				293.15	293.75	0.60	0.50	12.66	51
P06-470	Nueva Esperanza	303253 / 534031	090 / 45	No significant results
P06-471	Minita	301541 / 534047	085 / 55	221.55	222.05	0.50	0.45	13.01	21
				224.05	225.15	1.10	0.80	26.94	101
				228.95	229.75	0.80	0.70	11.05	164
				246.40	246.95	0.55	0.55	14.26	78

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

				256.75	257.40	0.66	0.55	10.10	90
P06-472	Guadalupe	300792 / 534580	260 / 57	169.20	169.90	0.70	0.70	7.37	32
P06-473	Nueva Esperanza	303253 / 534029	090 / 65	289.15	290.20	1.05	1.00	5.28	26
P06-474	Minita	301575 / 533869	075 / 55	Results pending
P06-475	Guadalupe	300705 / 534869	240 / 61	145.40	146.75	1.35	1.30	8.57	47
P06-476	Nueva Esperanza	303502 / 534130	090 / 45	Results pending
P06-477	South Minita	300306 / 534426	261 / 60	Results pending
P06-478	Guadalupe	300621 / 534889	250 / 62	156.30	157.60	1.30	1.10	4.97
P06-479	South Minita	300495 / 534303	250 / 65	Results pending
P06-480	Guadalupe	300640 / 534733	250 / 61	No significant results
P06-481	Minita	301244 / 533971	090 / 50	70.15	70.30	0.15	0.10	46.18	160
				352.40	354.05	1.65	1.00	6.59	13
P06-482	Guadalupe	300641 / 534733	287 / 61	291.90	293.50	1.60	1.60	24.41	59
P06-483	South Minita	300856 / 534391	259 / 50	Results pending
P06-484	Minita	301239 / 533893	090 / 57	No significant results
P06-485	Balsamo	300075 / 534759	270 / 50	230.15	230.35	0.20	0.10	18.12	212
P06-486	Los Jobos	302491 / 534288	090 / 50	75.00	76.80	1.60	1.50	47.37	399
P06-487	Los Jobos	302492 / 534287	090 / 71	115.55	117.15	1.60	1.00	9.26	86
P06-488	Minita	301199 / 533931	086 / 66	No significant results
P06-489	Balsamo	300095 / 534955	270 / 50	247.25	248.45	2.30	1.20	5.01
				399.20	404.25	5.05	4.30	11.63
			includes	399.20	400.45	1.25	1.00	36.41
				407.30	408.85	1.55	1.15	9.99
P06-490	Nueva Esperanza	302466 / 534244	090 / 77	No significant results
P06-493	Nueva Esperanza	302530 / 534252	090 / 66	188.40	189.20	0.80	0.70	34.61
P06-495	Los Jobos	302530 / 534253	090 / 45	5.65	8.10	2.45	2.00	3.72
				141.30	143.10	1.80	1.40	6.14
			includes	142.55	143.10	0.55	0.43	10.67

Upcoming Plans
Exploration drilling in the core Minita-South Minita area will continue with an emphasis on further delineating the new discoveries in the Los Jobos, Balsamo and Deep Minita mineralized zones. The El Dorado feasibility study is progressing, and the Company continues to await granting of drill permits for the South El Dorado claims in order to test the Hacienda, Gallardo, Minita vein extension and Nance Dulce targets. At the nearby bonanza Santa Rita gold project, a Phase 1 drill program is now underway. Results from Santa Rita and the ongoing El Dorado exploration drill program will continue to be released intermittently as generated.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

NI 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: anticipated drilling plans for the El Dorado project; the nature of future results and potential for new discoveries at the El Dorado project; the eventuality and timing of receipt of drilling permits for the south El Dorado claims; statements of the Minita deposit’s economic potential; the timing and nature of economic analyses at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com